Filed pursuant to General Instruction II.L of Form F-10

File No. 333-281009

PROSPECTUS SUPPLEMENT

(To Base Shelf Prospectus dated July 19, 2024)

64,035 Common Shares

We are hereby qualifying for distribution the issuance of: (i) up to 64,035 common shares (“Common Shares”) of the Corporation, issuable from time to time, on exercise of up to 64,035 Common Share purchase warrants issued by us on August 16, 2019 pursuant to the Unit Offering (as defined herein); and (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Agency Agreement (as defined herein). The Common Shares issuable upon exercise of Warrants, including any Warrants issued pursuant to the Over-Allotment Option are referred to herein as the “Warrant Shares”. See “Terms of Warrants” for additional information on the terms of the Warrants.

On August 14, 2019, we filed a prospectus supplement to a base shelf prospectus dated May 4, 2018 with the Alberta Securities Commission (the “ASC”) and a registration statement on Form F-10 (File No. 333-224432), principally filed on April 25, 2018, as amended May 4, 2018, with the United States Securities and Exchange Commission (the “SEC”) relating to the offering (the “Unit Offering”) by us of up to 4,619,773 units of the Corporation (the “Units”), each Unit consisting of one Common Share and one Common Share purchase warrant (each, a “Warrant”) at a price of US$0.80 per Unit. Each Warrant entitles the holder to purchase one Warrant Share upon payment of US$0.90, subject to adjustment, at any time until 5:00 p.m. (New York City time) on August 16, 2024. On June 24, 2020 we filed a prospectus supplement to a base shelf prospectus dated June 12, 2020 with the ASC and a registration statement on Form F-10 (File No. 333-239025), principally filed on June 5, 2020, as amended June 12, 2020, with the SEC (collectively, “2020 Shelf Prospectus”). On June 17, 2022 we filed a prospectus supplement to a base shelf prospectus dated June 16, 2022 with the ASC and a registration statement on Form F-10 (File No. 333-265510), principally filed on June 9, 2022, as amended June 16, 2022, with the SEC (collectively, “2022 Shelf Prospectus”). On July 19, 2024 we filed the Prospectus with the ASC and, on July 25, 2024, a registration statement on Form F-10 (File No. 333-281009) with the SEC.

The exercise price of the Warrants was determined by negotiation between us and the underwriter for the Unit Offering. See “Plan of Distribution” for additional information on the Unit Offering.

Our Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ONCY” and on the Toronto Stock Exchange (“TSX”) under the symbol “ONC”. On August 1, 2024, the last reported sale price of our Common Shares was US$1.03 per Common Share on Nasdaq and C$1.48 per Common Share on the TSX.

An investment in the Common Shares is speculative and bears certain risks. See “Risk Factors” beginning on page S-8 in this Prospectus Supplement and on page 6 of the Prospectus.

We are a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and may not be comparable to financial statements of United States companies. Such financial statements are subject to auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the Warrant Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. This Prospectus Supplement and the Prospectus may not describe these tax consequences fully. You should read the tax discussion under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain Material United States Federal Income Tax Considerations” in this Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in this Prospectus Supplement and the Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

The financial information of the Corporation incorporated by reference in the Prospectus is presented in Canadian dollars. Unless otherwise noted herein, all references to “US$”, “United States dollars” or “US dollars” are to United States dollars and all references to “C$” are to Canadian dollars. See “Currency and Exchange Rate Information”.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

The date of this Prospectus Supplement is August 2, 2024.

TABLE OF CONTENTS

Prospectus Supplement

Base Shelf Prospectus dated July 19, 2024

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Warrant Shares and also supplements and updates information regarding Oncolytics Biotech Inc. contained and incorporated by reference in the Prospectus. The second part is the Prospectus, which gives more general information, some of which may not apply to the Warrant Shares. Both documents contain important information you should consider when making your investment decision. If the description of the Warrant Shares and Warrants varies between this Prospectus Supplement and the Prospectus, investors should rely on the information in this Prospectus Supplement. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the offering of Warrant Shares issuable from time to time on the exercise of the Warrants. If information in this Prospectus Supplement is inconsistent with the Prospectus or the information incorporated by reference in the Prospectus, you should rely on this Prospectus Supplement. You should read both this Prospectus Supplement and the Prospectus, together with the additional information about us to which we refer you in the section of this Prospectus Supplement entitled “Where You Can Find Additional Information.”

You should rely only on the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus. The Corporation has not authorized anyone to provide you with different information. If anyone provides you with any different or inconsistent information, you should not rely on it. The Corporation is offering the Warrant Shares only in jurisdictions where such offers are permitted by law.

You should assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the Prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this Prospectus Supplement, “Oncolytics,” the “Corporation,” “we,” “us,” and “our” refer to Oncolytics Biotech Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical trials related to our product candidates; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance; and use of proceeds from this offering. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the Corporation’s control. The summary of risk factors below is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the Corporation’s Annual Report (as defined below). If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the securities commissions or similar regulatory authorities in Canada and the SEC for additional information on risks and uncertainties relating to forward-looking statements.

•	risks related to all of our product candidates, including pelareorep, being in the research and development stage and requiring further development and clinical testing before they can be marketed commercially;

•	risks related to any failure or delay in clinical trials for our product candidates, including pelareorep;

•	risks arising due to our lead product candidate, pelareorep, being used in combination with third-party drugs over which we have limited or no control over supply;

•	risks related to the impact of any undesirable side effects or other properties that our product candidate, pelareorep, may have;

•	the risk that we may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success;

•	the risk that we may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements;

•	risks related to the intense regulatory approval processes under which pharmaceutical products are subject;

•	the risk that our operations and products may be subject to other government manufacturing and testing regulations;

•	risks related to our conduct of clinical trials for pelareorep in sites outside the United States;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	the risk that third parties may choose to file patent infringement claims against us;

•	the risk related to our ability to protect the confidentiality of our proprietary information and know-how;

•	risks related to the sharing of our trade secrets with third parties;

•	risks related to developments in patent law;

•	risks related to the requirement to obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates;

•	the risk that intellectual property rights do not necessarily address all potential threats to our business;

•	the risk that our products may fail or cause harm, subjecting us to product liability claims;

•	the risk that new products may not be accepted by the medical community or consumers;

•	the risk that interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures;

•	the risk that our technologies may become obsolete;

•	risks related to our reliance on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product;

•	risks related to our reliance on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing;

•	risks related to our reliance on third parties to monitor, support, conduct and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates;

•	risks related to our dependence on Adlai Nortye Biopharma Co. and our doing business in foreign jurisdictions in connection with our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co.;

•	the risk that our employees, independent contractors, principal investigators, contract research organizations, consultants and vendors may engage in misconduct or other improper activities;

•	risks related to events outside of our control, such as natural disasters, wars, global political conflicts or health epidemics;

•	risks related to the cost of director and officer liability insurance;

•	risks related to our dependence on our key employees and collaborators;

•	risks related to our likely status as a “passive foreign investment company”;

•	the potential dilution to both existing shareholders and potential purchasers in this offering;

•	risks related to disruptions to our information technology systems, including disruptions from cybersecurity breaches of our information technology infrastructure; and

•	risks related to ownership of our Common Shares.

The Corporation cautions that the foregoing list of factors that may affect future results is not exhaustive. The forward-looking information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is made as of the date of such documents. The forward-looking information contained in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein is expressly qualified by this cautionary statement. The Corporation does not undertake any obligation to publicly update or revise any forward-looking information except as required pursuant to applicable securities laws.

Prospective investors should carefully consider the information contained under the heading “Risk Factors” in our Annual Report and all other information included in or incorporated by reference in this Prospectus Supplement before making investment decisions with regard to the Securities.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering of Warrant Shares issuable from time to time on the exercise of the Warrants.

Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov/edgar.shtml).

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	our annual report on Form 20-F (“Annual Report”) dated March 12, 2024, for the year ended December 31, 2023 (filed in Canada with certain Canadian securities regulatory authorities as our annual information form for the year ended December 31, 2023);

(b)	our management information circular dated March 26, 2024 relating to the annual general meeting of shareholders held on May 15, 2024;

(c)	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2023 and 2022, which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, together with the independent auditor’s report thereon and the auditor’s report on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023;

(d)	our management’s discussion and analysis of financial condition and results of operations dated March 7, 2024, for the year ended December 31, 2023;

(e)	our unaudited interim consolidated financial statements, together with the notes thereto, as at June 30, 2024, which comprise the interim consolidated statements of financial position as at June 30, 2024 and December 31, 2023, and the interim consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the three and six months ended June 30, 2024 and 2023; and

(f)	our management’s discussion and analysis of financial condition and results of operations dated August 1, 2024, for the three and six months ended June 30, 2024.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form Prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, shall be deemed to be incorporated by reference in the Prospectus.

In addition, to the extent that any document or information incorporated by reference in the Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement and prior to the date on which the Offering under this Prospectus Supplement ends, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement and the Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus or therein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement and the Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Prospectus; (ii) the consents of the Corporation’s auditor; (iii) the powers of attorney from the directors and certain officers of the Corporation and (iv) the Warrant Agency Agreement described in this Prospectus Supplement.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement and the Prospectus and the documents incorporated by reference in the Prospectus contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

Year Ended December 31(1)
	2023	2022	2021
Highest rate during the period	C$1.3875	C$1.3856	C$1.2942
Lowest rate during the period	C$1.3128	C$1.2451	C$1.2040
Average rate for the period	C$1.3497	C$1.3013	C$1.2535
Rate at the end of the period	C$1.3226	C$1.3544	C$1.2678

Note: Data from the Bank of Canada reflects the daily average rates.

On August 1, 2024, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3846. Unless otherwise indicated, currency translation in this Prospectus Supplement reflects the August 1, 2024 rate.

RISK FACTORS

Prospective purchasers of Warrant Shares should consider carefully the risk factors set out in this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus. Discussions of certain risks affecting Oncolytics in connection with its business are set forth under “Risk Factors” in the Prospectus and in our annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the Prospectus.

Volatility of market price of the Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Common Shares to sell the Common Shares at an advantageous price. Market price fluctuations in the Common Shares may be due to the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this Prospectus Supplement. In addition, the market price for securities in the stock markets, including the Nasdaq and the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Common Shares.

The Corporation will have broad discretion over the use of the net proceeds from the offering of the Warrant Shares issuable on the exercise of Warrants and the Corporation may not use these proceeds in a manner desired by the Corporation’s shareholders

Management will have broad discretion with respect to the use of the proceeds from the exercise of the Warrants and investors will be relying on the judgment of management regarding the application of these proceeds. Management could spend most of the proceeds from the exercise of the Warrants in ways that the Corporation’s shareholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in the Common Shares, to influence the manner in which the proceeds from the exercise of the Warrants are used. At the date of this Prospectus Supplement, the Corporation intend to use the proceeds from the exercise of the Warrants as described under the heading “Use of Proceeds”. However, the Corporation’s needs may change as the business and the industry the Corporation addresses evolve. As a result, the proceeds to be received from the exercise of the Warrants may be used in a manner significantly different from the Corporation’s current expectations.

The Corporation does not currently intend to pay any cash dividends on the Common Shares; therefore, the Corporation’s shareholders may not be able to receive a return on their Common Shares until they sell them

The Corporation has not declared or paid any dividends since its incorporation. The Corporation currently intends to retain earnings, if any, to finance the growth and development of its business and does not currently intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Common Shares will likely come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Positive return on an investment in the Warrant Shares is not guaranteed

There is no guarantee that an investment in the Warrant Shares will earn any positive return in the short term or long term. A purchase of Warrant Shares upon the exercise of Warrants involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Warrant Shares is appropriate only for purchasers who have the capacity to absorb a loss of some or all of their investment.

You may be unable to enforce actions against us, certain of our directors and officers, or the experts named in this Prospectus Supplement under U.S. federal securities laws.

We are a company continued under the laws of the Province of Alberta, Canada. Most of our directors and officers as well as the certain of the experts named in this Prospectus Supplement and the Prospectus, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside of the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or those persons in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or certain of the experts named in this Prospectus Supplement.

The Corporation is likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. Holders

U.S. Holders (as defined below) of Warrant Shares should be aware that the Corporation believes it was classified as a passive foreign investment company (“PFIC”) during its most recently completed tax year, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. If the Corporation is a PFIC for any year during a U.S. Holder’s holding period of the Warrant Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Warrant Shares, or any “excess distribution” received on its Warrant Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the Warrant Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Warrant Shares over the taxpayer’s adjusted tax basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain Material United States Federal Income Tax Considerations.” Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Warrant Shares.

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors. On May 22, 2018, we amended our Articles of Incorporation to effect a consolidation of the Common Shares on the basis of 9.5 pre-consolidation Common Shares for each one post-consolidation Common Share.

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary of Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use is pelareorep, an unmodified reovirus. This virus is a first-in-class systemically administered immunotherapeutic agent for the treatment of solid tumors and hematological malignancies.

Further information regarding the business of the Corporation is contained in the Annual Report under the heading “Item 4 – Information on the Company”, which document is incorporated by reference in this Prospectus Supplement and the Prospectus. See “Documents Incorporated by Reference.”

USE OF PROCEEDS

From time to time, when the Warrants are exercised, we may receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to their expiry time and that no adjustment based on the anti-dilution provisions contained in the Warrant certificate has taken place, the gross proceeds to us from the exercise of all of the Warrants will be approximately US$57,600.

The net proceeds from the exercise of the Warrants are currently intended to be used to advance our clinical development program, our manufacturing activities in support of the program and general corporate and administrative purposes.

The amounts actually expended for the purposes described above may vary significantly depending upon a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement.

COMMON SHARES

We are authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder to one vote per share held at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares. See “Consolidated Capitalization” in this Prospectus Supplement for additional information on our outstanding Common Shares.

TERMS OF WARRANTS

The Warrants issued under the Unit Offering are governed by a Warrant Agency Agreement (the “Warrant Agency Agreement”) entered into between the Corporation and American Stock Transfer & Trust Company, LLC, as agent for the holders of the Warrants (the “Warrant Agent”). The following description is subject to the detailed provisions of the Warrant Agency Agreement. Reference should be made to the Warrant Agency Agreement for the full text of attributes of the Warrants, which is available under our profile on SEDAR+ at www.sedarplus.com.

Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Warrant Shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Warrants, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Cashless Exercise. In the event that a registration statement covering the Warrant Shares underlying the Warrants, or an exemption from registration, is not available for the resale of such Warrant Shares underlying the Warrants, the holder may, in its sole discretion, exercise the Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of Warrant Shares determined according to the formula set forth in the Warrant. In no event shall we be required to make any cash payments or net cash settlement to the registered holder in lieu of issuance of Warrant Shares underlying the Warrants.

Exercise Price. The initial exercise price per share of Warrants Shares purchasable upon exercise of the Warrants is US$0.90. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, shares or other property to our shareholders.

Certain Adjustments. The exercise price and the number of Warrant Shares purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, combinations and reclassifications of our Common Shares.

Transferability. Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to us together with the appropriate instruments of transfer.

Warrant Agent and Exchange Listing. The Warrants were issued in registered form under the Warrant Agency Agreement between the Warrant Agent, as warrant agent, and the Corporation. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. See “Risk Factors”.

Fundamental Transaction. If, at any time while the Warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of our Common Shares are permitted to sell, tender or exchange their Common Shares for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding Common Shares, (4) we effect any reclassification or recapitalization of our Common Shares or any compulsory share exchange pursuant to which our Common Shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of our outstanding Common Shares, each, a “Fundamental Transaction,” then upon any subsequent exercise of the Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise of the Warrant, and any additional consideration payable as part of the Fundamental Transaction. Notwithstanding the foregoing, in the event of a fundamental transaction (other than certain fundamental transactions where the Company remains the surviving company) as described above, the holder may, subject to certain conditions, require the Company or a successor entity to purchase the warrant from the holder by paying to the holder an amount in cash equal to the Black-Scholes value of the remaining unexercised portion of the warrant on the effective date of such change of control; provided, however, that, if the change of control is not within the Company’s control, including not approved by the Company’s board of directors, the holder will only be entitled to receive from the Company or any successor entity, as of the date of consummation of such change of control, the same type or form of consideration (and in the same proportion), at the Black-Scholes value of the unexercised portion of the warrant, that is being offered and paid to the holders of our common stock in connection with the change of control, whether that consideration is in the form of cash, stock or any combination thereof, or whether the holders of common stock are given the choice to receive from among alternative forms of consideration in connection with the change of control.

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Common Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Common Shares, including any voting rights, until the holder exercises the Warrant.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares.

CONSOLIDATED CAPITALIZATION

There has not been any material change in the share and loan capital of the Corporation, on a consolidated basis, since the Corporation’s most recently filed financial statements for the three and six months ended June 30, 2024.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the trading symbol “ONC” and on the Nasdaq under the trading symbol “ONCY”. On August 1, 2024, the closing bid price of our Common Shares on the Nasdaq was US$1.03 and the closing price of our Common Shares on the TSX was C$1.48.

The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and Nasdaq for the periods indicated:

	TSX				Nasdaq
	High	Low	Close	Volume	High	Low	Close	Volume
Period	(C$)	(C$)	(C$)	(Shares)	(US$)	(US$)	(US$)	(Shares)
2023
August	3.48	2.58	3.11	3,722,933	2.62	1.91	2.29	19,439,527
September	3.31	2.72	2.97	1,981,504	2.42	2.01	2.18	7,817,082
October	3.01	2.04	2.28	1,885,757	2.22	1.485	1.66	8,624,298
November	2.46	1.81	1.95	1,790,099	1.80	1.31	1.45	9,564,465
December	1.94	1.56	1.79	1,347,682	1.45	1.175	1.35	8,532,110
2024
January	1.85	1.56	1.60	1,182,377	1.395	1.155	1.19	7,377,509
February	1.63	1.20	1.50	2,107,734	1.195	0.883	1.14	10,760,473
March	1.56	1.22	1.45	1,389,359	1.18	0.886	1.06	6,321,456
April	1.75	1.39	1.53	1,636,196	1.29	1.01	1.11	5,511,583
May	1.74	1.44	1.46	988,008	1.28	1.05	1.07	4,699,336
June	1.50	1.34	1.35	570,734	1.10	0.98	0.99	3,774,100
July	1.50	1.34	1.45	492,500	1.10	0.99	1.04	2,850,900

PRIOR SALES

Common Shares

During the twelve month period prior to the date of this Prospectus Supplement, the Corporation has issued:

(a)	an aggregate of 3,334,298 Common Shares pursuant to an equity distribution agreement dated June 17, 2022 and a prospectus supplement dated June 17, 2022 to a base shelf prospectus (the “2022 Shelf Prospectus”) dated June 16, 2022, at prices ranging from US$1.00 to US$1.54 per Common Share, with the weighted average price being US$1.23 per Common Share;

(b)	an aggregate of: (i) 7,667,050 Common Shares; 7,667,050 2023 Warrants; and (iii) 536,693 2023 Compensation Warrants, each pursuant to an underwriting agreement dated effective August 1, 2023 and a prospectus supplement dated August 1, 2023 to the 2022 Shelf Prospectus;

(c)	an aggregate of 1,140 Common Shares issued on the vesting of outstanding RSAs; and

(d)	an aggregate of 281,748 Common Shares issued on the exercise of Stock Options, particulars of which are set forth in the following table:

Date of Issue	Number of Common Shares Issued	Price per Common Share (C$)
August 28, 2023	22,000	2.15
August 29, 2023	8,000	1.93
November 10, 2023	31,750	1.78
November 14, 2023	3,333	1.45
November 17, 2023	100,000	1.45
November 28, 2023	15,000	1.45
December 6, 2023	3,333	1.45
December 8, 2023	10,000	1.45
December 11, 2023	15,000	1.45
December 12, 2023	10,000	1.45
December 13, 2023	32,666	1.45
December 14, 2023	17,666	1.45
December 15, 2023	8,000	1.45
December 28, 2023	5,000	1.45

Stock Options

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted Stock Options exercisable for an aggregate of 2,455,400 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of Stock Options Granted	Exercise Price (C$)	Expiry Date
August 15, 2023	777,500	2.76	August 15, 2028
September 11, 2023	25,000	3.05	September 11, 2028
December 8, 2023	1,342,900	1.91	December 8, 2028
January 5, 2024	45,000	1.76	January 5, 2029
January 22, 2024	15,000	1.62	January 22, 2029
May 28, 2024	250,000	1.53	May 28, 2029

RSAs

During the twelve month period preceding the date of this Prospectus Supplement, the Corporation granted RSAs which will entitle the holders thereof to receive, upon vesting, an aggregate of 403,200 Common Shares. The particulars of such grants are set forth in the following table:

Date of Grant	Number of RSAs Granted	Vesting Date(1)
August 15, 2023	150,500	August 15, 2024, 2025, 2026
December 8, 2023	252,700	December 8, 2024, 2025, 2026

Note:

(1)         The RSAs vest as to 1/3 on each of the first, second and third anniversaries of the grant date.

PLAN OF DISTRIBUTION

This prospectus supplement relates to the qualification for distribution of: (i) up to 64,035 Warrant Shares issuable from time to time, on exercise of up to 64,035 Warrants issued by us on August 16, 2019 pursuant to the Unit Offering; and (ii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Agency Agreement. See “Terms of Warrants” for additional information on the terms of the Warrants.

On August 14, 2019, we filed a prospectus supplement to a base shelf prospectus dated May 4, 2018 with the ASC and a registration statement on Form F-10 (File No. 333-224432), principally filed on April 25, 2018, as amended May 4, 2018, with the SEC relating to the Unit Offering, being the offering by us of up to 4,619,773 Units, each Unit consisting of one Common Share and one Warrant, at a price of US$0.80 per Unit. Each Warrant entitles the holder to purchase one Warrant Share upon payment of US$0.90, subject to adjustment, at any time until 5:00 p.m. (New York City time) on August 16, 2024. On June 24, 2020 we filed a prospectus supplement to the 2020 Shelf Prospectus. On June 17, 2022 we filed a prospectus supplement to the 2022 Shelf Prospectus. On July 19, 2024 we filed the Prospectus with the ASC and, on July 25, 2024, a registration statement on Form F-10 (File No. 333-281009) with the SEC.

The exercise price of the Warrants was determined by negotiation between us and the underwriter for the Unit Offering.

This Prospectus Supplement registers the offering of the securities to which it relates under the U.S. Securities Act in accordance with MJDS. This Prospectus Supplement does not qualify the distribution of the Warrant Shares in any province or territory of Canada.

Holders of Warrants resident in the United States who acquire Warrant Shares pursuant to the exercise of Warrants in accordance with their terms and under the Prospectus and this Prospectus Supplement may have a right of action against us for any misrepresentation in the Prospectus and this Prospectus Supplement. However, the existence and enforceability of such a right of action is not without doubt.

The Warrant Shares to which this Prospectus Supplement relates will be sold directly by us to holders of Warrants, as the case may be, on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales. No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement.

It was a condition of closing of the Unit Offering that the shelf registration statement remain effective with the SEC and that we file with the SEC a prospectus supplement registering the offering of the Warrant Shares issuable from time to time on the exercise of the Warrants. No U.S. Person, person within the United States or person holding Warrants for the account or benefit of a U.S. Person or person within the United States may exercise the Warrants during any period of time when a registration statement covering such Warrant Shares is not effective or an exemption from such registration is not otherwise available. If a registration statement under the U.S. Securities Act is not effective, the Warrants may be exercised on a net cashless basis. See “Terms of Warrants” for additional information of the terms of the Warrants.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition of Warrant Shares upon exercise of the Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Warrant Shares.

No legal opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Treaty”), and U.S. court decisions, that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Warrant Shares acquired upon exercise of the Warrants that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); (i) are S corporations (and shareholders thereof); (j) are subject to special tax accounting rules with respect to the Warrants or Warrant Shares; (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the Corporation’s outstanding shares; (l) are subject to taxing jurisdictions other than, or in addition to, the United States or otherwise hold Warrants or Warrant Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (m) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; or (n) are subject to the alternative minimum tax. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Warrant Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or other owners or participants). This summary does not address the tax consequences to any such entity or arrangement or partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Warrant Shares.

Passive Foreign Investment Company Rules

PFIC Status of the Corporation

If the Corporation were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership, and disposition of Warrant Shares.

The Corporation believes that it was classified as a PFIC during its most recently completed tax year, and based on current business plans and financial expectations, the Corporation expects that it will be a PFIC for the current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any subsidiary of the Corporation) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each subsidiary of the Corporation.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC if, for a tax year , (a) 75% or more of the gross income of the Corporation is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Corporation either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Warrant Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Warrant Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Warrant Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Warrant Shares will depend on whether and when such U.S. Holder makes an election to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (as described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Warrant Shares and (b) any excess distribution received on the Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Warrant Shares (including an indirect disposition of the stock of a Subsidiary PFIC), and any “excess distribution” received on such Warrant Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Warrant Shares or Warrants, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) but not loss, as if such Warrant Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to the Warrants.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Warrants. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares.

QEF Election

As discussed above, under proposed Treasury Regulations, if a U.S. holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, under the proposed Treasury Regulations, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such U.S. Holder acquired them by exercising the corresponding Warrant. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisors regarding the application of the PFIC rules to the Warrants and Warrant Shares.

A U.S. Holder that makes a timely and effective QEF Election under the rules set forth in the preceding paragraph generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Warrant Shares. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Corporation’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Corporation’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation as described above generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Warrant Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Warrant Shares.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

The Corporation: (a) will make available to U.S. Holders, upon their written request, information as to its status as a PFIC and the PFIC status of any subsidiary in which the Corporation owns more than 50% of such subsidiary’s total aggregate voting power and (b) for each year in which the Corporation is a PFIC, provide to a U.S. Holder, upon written request, such information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation and such more than 50% owned subsidiary which constitutes a PFIC is reasonably required to obtain for U.S. federal income tax purposes. The Corporation may elect to provide such information on its website. With respect to any Subsidiary PFIC in which the Corporation owns 50% or less of the aggregate voting power, upon the written request of a U.S. Holder acquiring Warrant Shares, the Corporation will request that such Subsidiary PFIC provide such U.S. Holder with the information that such U.S. Holder requires to report under the QEF rules; provided, however, the Corporation can provide no assurances that such Subsidiary PFIC will provide such information.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Warrant Shares only if the Warrant Shares are marketable stock. The Warrant Shares generally will be “marketable stock” if the Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Warrant Shares are “regularly traded” as described in the preceding sentence, the Warrant Shares are expected to be marketable stock. However, Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Warrant Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Warrant Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Warrant Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Warrant Shares.

Any Mark-to-Market Election made by a U.S. Holder for its Common Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to its Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because, under the proposed Treasury Regulations, a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in the Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Warrant Shares, over (ii) the fair market value of such Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Warrants or Warrant Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Warrants or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Warrants or Warrant Shares.

In addition, a U.S. Holder who acquires Warrants or Warrant Shares from a decedent will not receive a “step up” in tax basis of such Warrants or Warrant Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Ownership, Exercise and Disposition of Warrants

The following discussion describes the general rules applicable to the ownership, exercise and disposition of the Warrants but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If, as anticipated, the Corporation is a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes only will begin on the date on which such U.S. Holder acquired its Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Corporation’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Corporation at “Distributions on Warrant Shares” below).

General Rules Applicable to the Ownership and Disposition of Warrant Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Warrant Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Corporation’s current and accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Corporation is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Warrant Shares and thereafter as gain from the sale or exchange of such Warrant Shares (see “Sale or Other Taxable Disposition of Warrant Shares” below). However, the Corporation may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Corporation with respect to the Warrant Shares will constitute ordinary dividend income. Dividends received on Warrant Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty, or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Warrant Shares

Upon the sale or other taxable disposition of Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Warrant Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in Warrant Shares generally will be such U.S. Holder’s U.S. dollar cost for such Warrant Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Warrant Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Warrant Shares (as well as any constructive distribution on the Warrants as described above) will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Warrant Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Warrant Shares (or with respect to any constructive dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals that are U.S. Holders who hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Warrants and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Warrants and Warrant Shares will generally be subject to information reporting and backup withholding tax, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) and the regulations thereunder (the “Regulations”) generally applicable to an investor who acquires as beneficial owner Common Shares pursuant to the Offering and who, for the purposes of the Tax Act and the Regulations and at all relevant times deals at arm’s length with the Corporation and the underwriter for the Unit Offering, is not affiliated with the Corporation and the underwriter, is not exempt from tax under Part I of the Tax Act, and who acquires and holds the Common Shares, as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided that the Holder does not hold the Common Shares in the course of carrying on a business as part of an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada for the purposes of the Tax Act or any applicable income tax treaty or convention; and (ii) does not and will not use or hold, and is not and will not be deemed to hold, the Common Shares in connection with carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as a “Non-Resident Holder”, and this summary only addresses such Non-Resident Holders.

Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors with respect to an investment in Common Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all.

Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account any change in the administrative policies or assessing practices of the CRA.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must, to the extent such amounts are not otherwise expressed in Canadian dollars, be converted into Canadian dollars based on an exchange rate quoted by the Bank of Canada for the date such amount arose or such other rate of exchange that is acceptable to the CRA.

Exercise of Warrants

No gain or loss will be realized by a Non-Resident Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Non-Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Non-Resident Holder of all Common Shares of the Corporation owned by the Non-Resident Holder as capital property immediately prior to such acquisition.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident Holder by the Corporation are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, unless such rate is reduced by the terms of an applicable tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is: (i) a beneficial owner of dividends, (ii) resident in the United States for purposes of the Treaty, (iii) and entitled to the benefits of the Treaty, is generally reduced to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Warrant Shares

Upon a disposition (or a deemed disposition) of a Warrant Share (other than to the Corporation unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a Non-Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Warrant Shares, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Warrant Share to the Non-Resident Holder.

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Warrant Share, unless the Warrant Share is or is deemed to be “taxable Canadian property” and is not “treaty-protected property” (each as defined under the Tax Act) of the Non-Resident Holder at the time of disposition.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the Nasdaq and TSX), at the time of disposition, the Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Non-Resident Holders whose Warrant Shares may be taxable Canadian property should consult their own tax advisors.

LEGAL MATTERS AND INTEREST OF EXPERTS

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, Calgary City Centre, 2200, 215 – 2nd Street S.W., Calgary, Alberta, T2P 1M4. Ernst & Young LLP, are independent with respect to the Corporation in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

Certain legal matters relating to the Offering will be passed upon on our behalf by McCarthy Tétrault LLP with respect to certain Canadian legal matters and by Dorsey & Whitney LLP with respect to certain U.S. legal matters.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to, among other securities, the Common Shares. This Prospectus Supplement and the Prospectus, both of which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement” in this Prospectus Supplement and the Prospectus. Statements contained in this Prospectus Supplement, the Prospectus or a document incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus Supplement and the Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml).

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC on EDGAR at www.sec.gov/edgar.shtml. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on SEDAR+ (www.sedarplus.com).

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 19, 2024

C$150,000,000
Common Shares
Subscription Receipts
Warrants
Units

Oncolytics Biotech Inc. (the “Corporation”, “Oncolytics”, “we”, “our” or “us”) may from time to time offer and issue the following securities: (i) common shares in the capital of the Corporation (“Common Shares”); (ii) subscription receipts of the Corporation exchangeable for Common Shares and/or other securities of the Corporation (“Subscription Receipts”); (iii) warrants exercisable to acquire Common Shares and/or other securities of the Corporation (“Warrants”); and (iv) securities comprised of more than one of Common Shares, Subscription Receipts and/or Warrants offered together as a unit (“Units”), or any combination thereof, up to an aggregate offering price of C$150,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Common Shares, Subscription Receipts, Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other specific terms; (iii) in the case of Warrants, the number of such Warrants offered, the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Corporation and any other specific terms; and (iv) in the case of Units, the number of Units being offered, the offering price, the terms of the Common Shares, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms.

An investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion in the applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Alberta, Canada, that the majority of its officers and directors are residents of Canada, that many of the experts named in this Prospectus are not residents of the United States, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See “Forward-Looking Statements” and “Risk Factors”.

Our outstanding Common Shares are listed for trading on the Toronto Stock Exchange under the trading symbol “ONC” and on the Nasdaq Capital Market under the trading symbol “ONCY”. On July 18, 2024, the closing price of our Common Shares on the Toronto Stock Exchange and Nasdaq Capital Market was C$1.40 and US$1.03 per Common Share, respectively.

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5. Our registered office is located at 4000, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS AND OTHER MATTERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “issuer”, “Oncolytics” or the “Corporation” are to Oncolytics Biotech Inc., including, where the context requires, its subsidiaries and affiliates.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using IFRS as issued by IASB and adopted by the Accounting Standards Board of Canada.

This Prospectus provides you with a general description of the Securities that the Corporation may offer. Each time the Corporation sells Securities under this Prospectus, the Corporation will file and deliver, except in cases where an exemption from such delivery requirement has been obtained, a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement also may add, update or change information contained in this Prospectus. Before investing, investors should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference”.

You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide you with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus and the documents incorporated by reference in this Prospectus contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, posted by the Bank of Canada:

	Year Ended December 31(1)
	2023		2022		2021
Highest rate during the period	C$	1.3875	C$	1.3856	C$	1.2942
Lowest rate during the period	C$	1.3128	C$	1.2451	C$	1.2040
Average rate for the period	C$	1.3497	C$	1.3013	C$	1.2535
Rate at the end of the period	C$	1.3226	C$	1.3544	C$	1.2678

Note: (1) Data from the Bank of Canada reflects the daily average rates.

On July 18, 2024, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = C$1.3696. Unless otherwise indicated, currency translation in this Prospectus reflect the July 18, 2024 rate.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain statements relating to future events or the Corporation’s future performance which constitute forward-looking statements within the meaning of applicable Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of our technologies; the timing and results of clinical studies related to our technologies; future operations, products and services; the impact of regulatory initiatives on our operations; the size of and opportunities related to the markets for our technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance. Forward-looking statements generally, but not always, are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “projects”, “potential”, “possible” and similar expressions, or that events or conditions “will,” “may,” “could” or “should” occur.

The forward-looking statements in this Prospectus are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond our control, including without limitation:

•	risks related to all of our potential products, including pelareorep, being in the research and development stage and requiring further development and testing before they can be marketed commercially;

•	risks related to any failure or delay in clinical trials for our products, including pelareorep;

•	risks arising due to our candidate product, pelareorep, being used in combination with third-party drugs over which we have limited or no control over supply;

•	risks related to the impact of any undesirable side effects or other properties that our product candidate, pelareorep, may have;

•	the risk that we may expend our limited resources to pursue a particular indication and fail to capitalize on indications that may be more profitable or for which there is a greater likelihood of success;

•	the risk that we may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements;

•	risks related to the intense regulatory approval processes under which pharmaceutical products are subject;

•	the risk that our operations and products may be subject to other government manufacturing and testing regulations;

•	risks related to our conduct of clinical trials for pelareorep in sites outside the United States;

•	risks related to our reliance on patents and proprietary rights to protect our technology;

•	the risk that third parties may choose to file patent infringement claims against us;

•	the risk related to our ability to protect the confidentiality of our proprietary information and know-how;

•	risks related to the sharing of our trade secrets with third parties;

•	risks related to developments in patent law;

•	risks related to the requirement to obtain protection under the Hatch-Waxman amendments and similar foreign legislation for extending the term of patents covering each of our product candidates;

•	the risk that intellectual property rights do not necessarily address all potential threats to our business;

•	the risk that our products may fail or cause harm, subjecting us to product liability claims;

•	the risk that new products may not be accepted by the medical community or consumers;

•	the risk that interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures;

•	the risk that our technologies may become obsolete;

•	risks related to our reliance on third-party manufacturers to produce our clinical products and on other third parties to store, monitor and transport bulk drug substance and drug product;

•	risks related to our reliance on third parties to produce and provide suitable raw materials for pelareorep production, packaging, and testing as well as clinical trial-related testing;

•	risks related to our reliance on third parties to monitor, support, conduct and oversee clinical trials of the products that we are developing and, in some cases, to maintain regulatory files for those product candidates;

•	risks related to our dependence on Adlai Nortye Biopharma Co. and our doing business in foreign jurisdictions in connection with our license, development, supply and distribution agreement with Adlai Nortye Biopharma Co.;

•	the risk that our employees, independent contractors, principal investigators, contract research organizations, consultants and vendors may engage in misconduct or other improper activities;

•	risks related to events outside of our control, such as natural disasters, risks related to wars, global political conflicts or health epidemics;

•	risks related to the cost of director and officer liability insurance;

•	risks related to our dependence on our key employees and collaborators;

•	risks related to our likely status as a “passive foreign investment company”;

•	the potential dilution of present and prospective shareholdings; and

•	risks related to disruptions to our information technology systems, including disruptions from cybersecurity breaches of our information technology infrastructure; and

•	risks related to our Common Shares.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the heading “Risk Factors” in our Annual Report. If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. The Corporation does not undertake any obligation to publicly update or revise any forward-looking statements other than as required under applicable securities laws.

Prospective investors should carefully consider the information contained under the heading “Risk Factors” in our Annual Report and all other information included in or incorporated by reference in this Prospectus before making investment decisions with regard to the Securities.

RISK FACTORS

An investment in the Securities involves a high degree of risk. Prospective investors should note that there is no market through which the Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell the Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

Prospective investors should consider carefully the risks described in the documents incorporated by reference in this Prospectus (including in subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement before purchasing the Securities offered hereby. Discussions of certain risks affecting the Corporation in connection with its business are provided under the heading “Risk Factors” in our Annual Report filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5 telephone (403) 670-7377, and are available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov/edgar.shtml).

We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in, and form an integral part of, this Prospectus:

•	our annual report on Form 20-F (“Annual Report”) dated March 12, 2024, for the year ended December 31, 2023 (filed in Canada with certain Canadian securities regulatory authorities as our annual information form for the year ended December 31, 2023);

•	our management information circular dated March 26, 2024 relating to the annual general meeting of shareholders held on May 15, 2024;

•	our audited consolidated financial statements, together with the notes thereto, as at December 31, 2023 and 2022, which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2023, 2022 and 2021, together with the independent auditor’s report thereon and the auditor’s report on the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2023;

•	our management’s discussion and analysis of financial condition and results of operations dated March 7, 2024, for the year ended December 31, 2023;

•	our unaudited interim consolidated financial statements, together with the notes thereto, as at March 31, 2024, which comprise the interim consolidated statements of financial position as at March 31, 2024 and December 31, 2023, and the interim consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the three months ended March 31, 2024 and 2023; and

•	our management’s discussion and analysis of financial condition and results of operations dated May 9, 2024, for the three months ended March 31, 2024.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual report on Form 20-F, comparative annual consolidated financial statements and the auditors’ report thereon, comparative interim consolidated financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the date which is 25 months from the date of this Prospectus, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein)

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and the related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new information circular relating to an annual general meeting of holders of Common Shares being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, the information circular for the preceding annual general meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101) pertaining to a distribution of Securities will be filed under the Corporation’s profile on SEDAR+ (www.sedarplus.com). In the event that such marketing materials are filed subsequent to the date of filing of the applicable prospectus supplement pertaining to the distribution of the Securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities hereunder.

One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirement has been obtained, and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consent of the Corporation’s auditor; and (iii) the powers of attorney from the directors and certain officers of the Corporation. A copy of the form of warrant indenture, unit indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits to the registration statement for a more complete description of the matter involved. The registration statement, and the items of information omitted from this Prospectus but contained in the registration statement, will be available on EDGAR (www.sec.gov/edgar.shtml). Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

The Corporation’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Corporation’s Canadian filings are available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com).

THE CORPORATION

Oncolytics Biotech Inc. was incorporated pursuant to the ABCA on April 2, 1998 as 779738 Alberta Ltd. On April 8, 1998, we amended our articles of incorporation (the “Articles”) and changed our name to Oncolytics Biotech Inc. On July 29, 1999, we amended our Articles by removing the private company restrictions included therein and subdivided the 2,222,222 Common Shares issued and outstanding into 6,750,000 Common Shares. On February 9, 2007, we amended our Articles to permit shareholder meetings to be held at any place in Alberta or at any other location as determined by our board of directors. On May 22, 2018, we amended our Articles of Incorporation to effect a consolidation of the Common Shares on the basis of 9.5 pre-consolidation Common Shares for each one post-consolidation Common Share.

We have two material operating subsidiaries: Oncolytics Biotech (Barbados) Inc. and Oncolytics Biotech (US) Inc., a Delaware corporation. Oncolytics Biotech (Barbados) Inc. is incorporated pursuant to the laws of Barbados and is a wholly-owned direct subsidiary of the Corporation. Oncolytics Biotech (U.S.) Inc. is incorporated pursuant to the laws of Delaware and is a wholly-owned direct subsidiary or Oncolytics Biotech (Barbados) Inc.

Our head office and principal place of business is located at Suite 804, 322 – 11th Avenue S.W., Calgary, Alberta T2R 0C5.

BUSINESS OF THE CORPORATION

General

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development-stage company focusing our research and development efforts on pelareorep, an intravenously delivered immunotherapeutic agent with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, pelareorep becomes commercially viable.

Our potential product for human use is pelareorep, an unmodified reovirus. This virus is a first-in-class systemically administered immunotherapeutic agent for the treatment of solid tumors and hematological malignancies.

Further information regarding the business of the Corporation is contained in the Annual Report under the heading “Item 4 – Information on the Company”, which document is incorporated by reference in this Prospectus. See “Documents Incorporated by Reference.”

CONSOLIDATED CAPITALIZATION

Since March 31, 2024, the Corporation has issued an aggregate of 1,566,265 Common Shares pursuant to an equity distribution agreement dated June 17, 2022 with Canaccord Genuity LLC at prices ranging from US$1.00 to US$1.18 per Common Share, with the weighted average price being US$1.10 per Common Share.

Except as set forth above, there has been no material change in the share and loan capital of the Corporation on a consolidated basis since March 31, 2024.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to our Common Shares.

Common Shares

The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Board and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

As at the date hereof, we have 76,986,033 Common Shares issued and outstanding. After giving effect to the exercise of all outstanding options to acquire Common Shares granted under the Corporation’s stock option plan and the vesting of all outstanding share awards granted under the Corporation’s share award plan, we would have 84,595,868 Common Shares issued and outstanding.

Common Share Purchase Warrants

As of the date hereof, we have 64,035 Common Share purchase warrants (the “2019 Warrants”) issued and outstanding. Each 2019 Warrant entitles the holder to purchase one common share at an exercise price of US$0.90 until August 16, 2024.

As of the date hereof, we have 7,667,050 Common Share purchase warrants (the “2023 Warrants”) issued and outstanding. Each 2023 Warrant entitles the holder to purchase one common share at an exercise price of US$2.81 until August 8, 2028.

As of the date hereof, we have 536,693 Common Share purchase warrants (the “2023 Compensation Warrants”) issued and outstanding. Each 2023 Compensation Warrant entitles the holder to purchase one common share at an exercise price of US$2.25 until August 8, 2028.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement (the “Subscription Receipt Agreement”). A copy of the Subscription Receipt Agreement will be filed by us with the applicable securities regulatory authorities after it has been entered into by us and will be available electronically under the Corporation’s profile on SEDAR+ (www.sedarplus.com) and, if applicable, we will file with the SEC via EDGAR (www.sec.gov/edgar.shtml) as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that we file with the SEC, any Subscription Agreement describing the terms and conditions of such Subscription Receipts that we are offering before the issuance of such Subscription Receipts.

Pursuant to the Subscription Receipt Agreement, original purchasers of Subscription Receipts will have a contractual right of rescission against the Corporation, following the issuance of the underlying Common Share or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus or a Prospectus Supplement, and any amendment thereto, contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material Canadian tax consequences of owning such Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants. Warrants may be offered separately or in combination with one or more other Securities. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that we are offering before the issuance of such Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date. If applicable, we will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that we file with the SEC, any unit agreement describing the terms and conditions of such Units that we are offering before the issuance of such Units.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

PLAN OF DISTRIBUTION

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and we may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering and sale of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering and sale of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered and sold thereby.

If the underwriters purchase Securities from us as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered and sold by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid to us by the underwriters. Any such reduction to the public offering price will not affect the net proceeds received by the Corporation.

The Securities may also be sold directly by us, pursuant to applicable statutory exemptions, at such prices and upon such terms as agreed to by us and the purchaser or through one or more agents designated by us from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

We may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of our general funds. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Any offering of Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Warrants or Units will not be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities. See “Risk Factors”.

Unless otherwise specified in a Prospectus Supplement, in connection with any offering of the Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation’s issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Corporation by McCarthy Tétrault LLP with respect to matters of Canadian law and Dorsey & Whitney LLP, with respect to matters of U.S. law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Professional Accountants, Calgary City Centre, 2200, 215 – 2nd Street S.W., Calgary, Alberta, T2P 1M4. Ernst & Young LLP, are independent with respect to the Corporation in the context of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices located in Toronto, Ontario.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

The Corporation is a corporation existing under the Business Corporations Act (Alberta). Most of the Corporation’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

AGENT FOR SERVICE OF PROCESS

Messrs. Wayne Pisano and Jonathan Rigby, Ms. Patricia Andrews and Dr. Bernd R. Seizinger are directors of the Corporation who reside outside of Canada. Messrs. Pisano and Rigby, Ms. Andrews and Dr. Seizinger have appointed the Corporation, at its principal place of business, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.